UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934 (Amendment No. )*

Eastside Distilling Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

277802302
(CUSIP Number)

May 22, 2019
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 776650103

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Quad Capital Management Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 380,706
	6	SHARED VOTING POWER 464,854
	7	SOLE DISPOSITIVE POWER 380,706
	8	SHARED DISPOSITIVE POWER 464,854
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 464,854
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1% (1)
12		TYPE OF REPORTING PERSON (see instructions) IA

(1)	This percentage is based on 9,135,813 shares outstanding as of March 31, 2019, as reported in the Company’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 13, 2019

CUSIP No. 776650103

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John Guarino
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 380,706
	6	SHARED VOTING POWER 464,854
	7	SOLE DISPOSITIVE POWER 380,706
	8	SHARED DISPOSITIVE POWER 464,854
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 464,854
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1% (1)
12		TYPE OF REPORTING PERSON (see instructions) IN

(1)	This percentage is based on 9,135,813 shares outstanding as of March 31, 2019, as reported in the Company’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 13, 2019

CUSIP No. 776650103

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Quad Management Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 380,706
	6	SHARED VOTING POWER 464,854
	7	SOLE DISPOSITIVE POWER 380,706
	8	SHARED DISPOSITIVE POWER 464,854
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 464,854
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1% (1)
12		TYPE OF REPORTING PERSON (see instructions) OO (Limited Liability Company)

(1)	This percentage is based on 9,135,813 shares outstanding as of March 31, 2019, as reported in the Company’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 13, 2019

Item 1(a).	Name of Issuer:

Eastside Distilling Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1001 SE Water Avenue, Suite 390 Portland, Oregon 97214

Item 2(a).	Name of Person Filing:

Quad Capital Management Advisors, LLC

This Schedule 13G is being filed by (collectively, the “Reporting Persons”): (i) Quad Capital Management Advisors, LLC (“Quad” or the “Manager”), a Delaware limited liability company, (ii) Quad Management Partners, LLC, a Delaware limited liability company (“QMP”), and (iii) John Guarino, a citizen of the United States. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

90 Park Avenue, 5th Floor New York, NY 10016

Item 2(c).	Citizenship:

Response to Item 2(a) incorporated herein by reference.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 par value

Item 2(e).	CUSIP Number: 277802302

Item 3.	If this Statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under Section 15 of the Act;
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
	(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.
	Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1. Quad Capital Management Advisors, LLC
	(a)	Amount Beneficially Owned:		464854
	(b)	Percent of Class:		5.1%
	(c)	Number of shares as to which such person has:
		(i)	sole power to vote or to direct the vote:	380706
		(ii)	shared power to vote or to direct the vote:	464854
		(iii)	sole power to dispose or to direct the disposition of:	380706
		(iv)	shared power to dispose or to direct the disposition of:	464854

John Guarino
(a)	Amount Beneficially Owned:		464854
(b)	Percent of Class:		5.1%
(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote:	380706
	(ii)	shared power to vote or to direct the vote:	464854
	(iii)	sole power to dispose or to direct the disposition of:	380706
	(iv)	shared power to dispose or to direct the disposition of:	464854

Quad Management Partners, LLC
(a)	Amount Beneficially Owned:		464854
(b)	Percent of Class:		5.1%
(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote:	380706
	(ii)	shared power to vote or to direct the vote:	464854
	(iii)	sole power to dispose or to direct the disposition of:	380706
	(iv)	shared power to dispose or to direct the disposition of:	464854

Each of the above percentages are derived by dividing the amount of Shares beneficially owned by each Reporting Person by the 9,135,813 Shares outstanding as of March 31, 2019, according to the Issuer’s quarterly report on Form 10-Q filed on May 13, 2019.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

This statement relates to shares of common stock, par value $0.0001 per share (the “Common Stock”) of Eastside Distilling, Inc., a Delaware corporation (the “Company” or the “Issuer”) held directly by certain funds and accounts, of which the Manager acts as investment manager or sub-adviser (collectively, the “Accounts”). All investment and voting decisions for the Accounts have been delegated to the Manager in its capacity as investment manager or sub-adviser. The Accounts are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement that may be deemed to be beneficially owned by Reporting Persons. To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, the Accounts, or their partners, members, affiliates or shareholders, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, certain of the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect for the time being.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Quad Capital Management Advisers, LLC

Date: September 13, 2019	By:	/s/ Paul Rubacky
Name: Paul Rubacky
Title: Chief Compliance Officer and Chief
Financial Officer

Quad Management Partners, LLC

	By:	/s/ Paul Rubacky
Name: Paul Rubacky
Title: Chief Compliance Officer and Chief
Financial Officer

/s/ John Guarino
John Guarino